MWW GROUP             EXHIBIT 2
                         CAVENDISH HOUSE
                     128-134 CLEVELAND STREET
                          LONDON WIP 5DS
                          UNITED KINGDOM

                        TEL:  4471600-6101
                        FAX:  4471600-6034

May 12, 1995

John A. Servizio
Chairman and C.E.O.
SEPA Technologies Ltd., Co.

c/o PESA Inc.
5 Hub Drive
Melville, NY  11747

Gentlemen:

     This letter outlines the basis under which the MWW Group would purchase a total of 5 million common shares of Chyron Corporation ("Chyron") currently owned by SEPA Technologies Ltd., Co. ("SEPA") for a cash consideration of $2,600,000.00. The proposal in this letter is conditional upon the effectiveness and implementation of the proposal the MWW Group has made to PESA Inc., dated May 11, 1995, a copy of which you have received.

The following terms represent an Agreement in Principle between the parties indicated:

(1) MWW Group Company A would purchase from SEPA 5 million Chyron common shares at $0.52 per share payable in full in cash in immediately available funds at the closing (the "Closing") of the Stock Purchase Agreement (defined below).

(2) The Closing of the transaction between MWW Group Company A and SEPA would take place 45 days after the execution of the Stock Purchase Agreement (the "Stock Purchase Agreement") or such longer time as may be required for all necessary governmental approvals, which Stock Purchase Agreement will itself be executed on or before May 29, 1995.

(3) SEPA would agree to vote all shares of Chyron common stock that remain in its possession after the Closing in accordance with the wishes of MWW Group at all times for as long as such shares remain under the control of SEPA.

(4) The existing Management Agreement with Chyron would remain in place until the end of calendar 1997. We assume that if necessary you will remain a Director and without additional compensation other than ordinary Chyron directors fees and
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     expense reimbursement.  You will allow us reasonable access to any SEPA or PESA records relative to Chyron business under your control if we need them and within reasonable limits arrange for interviews with any PESA/SEPA personnel within your orbit. You agree that management fees will be subject to an annual $1.5 million limit and will be flexible (as will be further documented in the Stock Purchase Agreement) about deferring payments, plus interest, in the light of Chyron's cash needs.

(5) SEPA would grant MWW Group a right of first refusal to purchase the 9 million shares of Chyron common stock that remain the property of SEPA following the Closing.

(6) MWW Group is granted by SEPA an exclusive right to complete the transaction on the terms outlined in this letter. The period of exclusivity commences on signed acceptance of these terms as embodied in this letter and runs until the date of execution of the Stock Purchase Agreement. Under the terms of this right of exclusivity SEPA and Servizio are barred from discussing with third parties any transaction regarding the sale of its shareholding in Chyron. Should SEPA or Servizio default on their obligations to deal solely with the MWW Group during this period, SEPA will have the obligation to pay MWW Group the higher of $1 million or 50% of the difference in fair market value between the MWW Group offer and the values inherent in the third party offer, which shall be the exclusive remedy of the MWW Group until the Stock Purchase Agreement is executed. The Stock Purchase Agreement shall provide for an additional period of exclusivity and shall contain a bread-up fee as provided above as well as such other remedies as may be mutually agreed upon by the parties hereto. At the signing of the Stock Purchase Agreement, you will deposit 14 million shares of Chyron in escrow, pursuant to a mutually acceptable written Escrow Agreement, as security for performance by SEPA and Servizio of the obligations under this paragraph. The MWW Group hereby agrees to use its best efforts to obtain the release to SEPA of the 10 million shares of Chyron stock that are currently held in deposit with the PESA Electronica, S.A. via Spanish notary as contemplated by the letter from Adolfo Nunez Astray, Administrador Judicial, PESA Electronica, S.A., dated 11 May, 1995.

(7) SEPA agrees to use its best efforts to transfer to MWW Group the control of Chyron's Board of Directors as a condition to the Closing.

(8) SEPA agrees that until this transaction is completed or abandoned, SEPA will use its best efforts to prevent Chyron from granting stock options under the proposed Chyron stock option plan to be acted on or before the Annual Meeting presently scheduled to take place on May 16, 1995.

(9)  The parties agree to keep the terms of this Letter Agreement confidential, except as required by U.S. Federal Securities
     Laws, U.S. Antitrust Laws, Spanish Bankruptcy/insolvency laws, or the rules governing the New York Stock Exchange.

(10) The parties indicated below, by signing this document, agree that they have the authority to enter into this transaction as of May 12, 1995.

(11) Except for Paragraphs (6), (9), and (10), which shall all be legally binding in accordance with their respective terms, this letter is not intended to, and shall not create a binding legal obligation, but merely represents the intentions of the parties hereto; and except for paragraphs
     (6), (9), and (10), the understanding set forth herein is subject to any necessary governmental, judicial, and corporate approvals of the parties and to the negotiation, execution, and delivery of the Stock Purchase Agreement.

Gentlemen, this offer, which will expire on May 12, 1995, represents the final proposal of the MWW Group. Our Investment
Bankers are Schroders in New York and our Legal Advisers are the New York firm of Camhy Karlinsky & Stein LLP.

Yours Sincerely,

/s/Michael Wellesley-Wesley

Michael Wellesley-Wesley
Chairman and Chief Executive Officer

Agreed to

MWW Group                          Witness

/s/ Michael Wellesley-Wesley         /s/ Alan I. Annex
- ----------------------------        --------------------------
Michael Wellesley-Wesley
Chairman and Chief Executive
  Officer       Date 5/13/95

SEPA Technologies Ltd. Co.         Witness

By:  /s/Miguel S. Moraga            /s/ Alfred D. P. Leubert
    -----------------------        ----------------------------
     Miguel S. Moraga
     Treasurer and
     Chief Financial Officer


By:  /s/John A. Servizio
     -------------------------
     John A. Servizio
     Chairman and Chief Executive
     Officer